August 9, 2006

Mail Stop 4561

Charles L. McNew
President and Chief Executive Officer
Halifax Corporation
5250 Cherokee Avenue
Alexandria, VA 22312

Re:	Halifax Corporation
		Amendment no. 1 to Registration Statement on Form S-3
      Filed August 2, 2006
		File No. 333-132901

Dear Mr. McNew:
      We have reviewed the above filing and have the following comment in its regard.

Form S-3
Item 16. Exhibits
1. Please file a currently dated opinion of counsel as to the legality of the shares being offered.

**********************************

      Please contact Hugh Fuller at (202) 551-3853 or me at (202)
551- 3730 with any other questions.

      					Sincerely,


      					Barbara C. Jacobs
      					Assistant Director

CC:	Jane K. Storero
	Blank Rome LLP
	One Logan Square
	Philadelphia, PA 19103-6998
	Facsimile no.: (215) 832-5488
Charles L. McNew
Halifax Corporation
August --, 2006
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